May 21, 2019

Rina Paniry
Chief Financial Officer
STARWOOD PROPERTY TRUST, INC.
591 West Putnam Avenue
Greenwich, CT 06830

       Re: STARWOOD PROPERTY TRUST, INC.
           Form 10-K for the year ended December 31, 2018
           Response Dated May 8, 2019
           File No. 001-34436

Dear Ms. Paniry:

        We have reviewed your May 8, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comment is to comment in our
April 24, 2019 letter.

Response letter dated May 8, 2019

Note 20. Fair Value
Fair Value on a Recurring Basis
Liabilities of Consolidated VIEs, page 175, page 175

1. We note your response to prior comment 1. We note that for your consolidated VIEs liabilities classified in Level II you utilize a third party pricing service that obtains up to six independent quotes for each security. Please describe the process for evaluating these independent quotes and revise your disclosure in future filings accordingly. Tell us whether the quotes are typically consistent and how the ultimate value is determined.
       You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon,
Senior Assistant Chief Accountant, at (202) 551-3486 with any questions.
 Rina Paniry
STARWOOD PROPERTY TRUST, INC.
May 21, 2019
Page 2



                                                Sincerely,
FirstName LastNameRina Paniry
                                           Division of Corporation Finance
Comapany NameSTARWOOD PROPERTY TRUST, INC.
                                           Office of Real Estate and
May 21, 2019 Page 2                        Commodities
FirstName LastName